Exhibit 21.1

AMAZON.COM, INC.

LIST OF SIGNIFICANT SUBSIDIARIES

Legal Name	Jurisdiction	Percent Owned
Amazon Corporate LLC	Delaware	100%
Amazon Digital Services, Inc.	Delaware	100%
NV Services, Inc.	Nevada	100%
Amazon.com Int’l Sales, Inc.	Delaware	100%
Amazon Global Resources, Inc.	Delaware	100%
Amazon Services LLC	Nevada	100%
Amazon Fulfillment Services, Inc.	Delaware	100%
Amazon EU S.à.r.l.	Luxembourg	100%
Amazon Europe Holding Technologies SCS.	Luxembourg	100%
Amazon Technologies, Inc.	Nevada	100%